FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of March 2005


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

        23-24/Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.

Information furnished on this form:

         Announcement, dated March 17, 2005, by the Registrant disclosing Preliminary Announcement of 2004 Annual Results.



                                     EXHIBIT

EXHIBIT NUMBER                                                           PAGE
--------------                                                           ----

1.1      Announcement, dated March 17, 2005, by the Registrant            5
         disclosing Preliminary Announcement of 2004 Annual Results

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                         (Registrant)




Date: March 21, 2005            By:  /s/ Peter Jackson
                                     ------------------------------
                                         Peter Jackson
                                         Chief Executive Officer

                                                                               5
EXHIBIT 1.1
-----------


                       [GRAPHIC OMITTED][LOGO - AsiaSat]
               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [CHINESE CHARACTERS OMITTED]
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (STOCK CODE: 1135)

                 PRELIMINARY ANNOUNCEMENT OF 2004 ANNUAL RESULTS

CHAIRMAN'S STATEMENT

THE INDIAN OCEAN TSUNAMI

Every nation affected by the devastating tsunami on 26th December, 2004 falls within the footprint of our satellites and the Directors, Management and Staff of AsiaSat express their heartfelt condolences to our customers and business associates there and to the people of each of those countries.

Indeed, in addition to the donations made by Staff and the Company, we have offered, and continue to seek ways to provide, satellite capacity free of charge to help the humanitarian recovery and reconstruction efforts in the area.

A SOLID PERFORMANCE IN TOUGH CONDITIONS

Turning to the performance of the Company in 2004 as I take over as Chairman from Mr. MI Zeng Xin, I am pleased to report that the Company maintained its market leadership position in very tough trading conditions. The Company also increased its overall utilisation rate, achieved an increase in revenue and, after accounting for the one-time receipt included in the Interim Results, is reporting a marginal rise in profit for the year. The Company is well positioned for future growth and continues to be debt free.

FINANCIAL RESULTS

TURNOVER

Turnover for the year ended 31st December, 2004 amounted to HK$1,005 million (2003: HK$896 million), an increase of 12%. The Interim Results for 2004 included a one-time lump sum receipt of HK$123 million for early termination of a transponder utilisation agreement. After reversing that portion of the income from the contract accounted for on a straight-line basis in prior years, the one-time contribution to turnover in the results for 2004 amounted to HK$107 million.

PROFIT

The profit attributable to shareholders for 2004 was HK$431 million (2003:
HK$424 million), an increase of 2%. The lower growth rate in profit verses turnover was largely attributable to the absorption of the full year's depreciation, satellite in-orbit insurance and operational expenses of AsiaSat 4, coupled with the provision for doubtful debts.

As stated at the time of the Interim Report, the one-time receipt significantly distorted the results of the underlying business for the full year under review. Excluding that item, turnover remained almost unchanged at HK$898 million, while profit attributable to shareholders was HK$340 million, a decrease of 20% over the prior year, for the same reasons as stated above.

CASH FLOW

In 2004, the Group generated a net cash inflow of HK$575 million (2003: HK$253 million) after paying capital expenditure of HK$48 million (2003: HK$162 million) and dividends of HK$125 million (2003: HK$203 million). At the end of 2004, the Group's cash balance increased to HK$1,234 million (2003: HK$659 million), with no debt.

OPERATING EXPENSES

Operating expenses amounted to HK$235 million (2003: HK$147 million). The increase of HK$88 million was largely attributable to the new satellite insurance costs, provision for doubtful debts, staff costs and additional costs in running the Tai Po Earth Station.

The increase in the provision for doubtful debts was mainly attributable to the insolvency of a customer with an outstanding balance of HK$22 million at year end, for which a provision of HK$19 million has been made.

DEPRECIATION

Depreciation expense showed an increase of HK$66 million, when compared with the prior year. This was mainly attributable to the increase in depreciation of the AsiaSat 4 satellite and amortisation of an earth station and related satellite tracking facilities. The depreciation of AsiaSat 4 began in July 2003, thus only six months of depreciation expense was included in the 2003 accounts compared with a full year's depreciation in 2004.

DIVIDEND

At the forthcoming Annual General Meeting, to be held on 13th May, 2005, your Directors will recommend a final dividend of HK$0.27 per share (2003: HK$0.24 per share). This, together with the interim dividend of HK$0.08 per share (2003:
HK$0.08 per share), gives a total of HK$0.35 per share (2003: HK$0.32 per share), an increase of 9% compared with the prior year.

BUSINESS REVIEW

IN-ORBIT SATELLITES

The Group's three in-orbit satellites, AsiaSat 2, AsiaSat 3S and AsiaSat 4, continued to operate well throughout 2004 and at year end the number of transponders leased and sold had increased by more than 16%. Our new earth station enabled us to provide an even greater level of back up for our customers.

SPEEDCAST

During the year, SpeedCast Holdings Limited ("SpeedCast") made a rights issue of US$3 million for working capital and expansion of hub capacity. The Company accordingly took up its entitlement of the rights issue of US$1.5 million and increased its holding from 45% to 47%.

SpeedCast achieved a 75% increase in turnover at HK$49 million (2003: HK$28 million). This came principally from the provision of two-way and backbone broadband access. SpeedCast further reduced its loss to HK$10 million (2003:
HK$40 million), a reduction of 75%. At 31st December, 2004, SpeedCast had cash on hand of HK$10 million and the Group's carrying amount of investment in SpeedCast, including goodwill and an interest bearing loan of HK$5 million, amounted to approximately HK$6 million.

During the year, AsiaSat generated HK$19 million (2003: HK$21 million) from SpeedCast by leasing transponder capacity to that company.

SKYWAVE

In the Interim Report, we advised shareholders that Skywave TV Limited ("Skywave"), a subsidiary of AsiaSat, intended to set up a low cost regional Direct-to-Home (DTH) service in the region.

To progress this initiative, we have invited two independent strategic partners with sound experience in running and marketing such services to join Skywave. Each partner has made a contribution in kind of HK$3 million to the company in return for a 10% stake and the commercial service commenced operation in January 2005. I am pleased to report that the initial response has been positive, although we do not anticipate any contribution from Skywave in the near term.

JOINT VENTURE IN CHINA

Our new joint venture, Beijing Asia Sky Telecommunications Technology Company Limited ("Beijing Asia"), in which we have 49% interest, commenced operation in October of 2004. For the period under review, the company incurred a loss of approximately HK$2 million, of which the Group's share was HK$1 million. At the end of the year, AsiaSat's investment in Beijing Asia amounted to HK$13 million.

The Group has a commitment to provide transponder capacity to Beijing Asia in the form of a loan up to HK$12 million over the next few years and the Group's maximum exposure to Beijing Asia will be approximately HK$25 million, of which, 50% is in the form of cash contribution, which has been fully paid.

OUTLOOK

While there are signs of economic improvement in some markets, the business environment continues to be difficult for our industry, and this is unlikely to change in the immediate future.

AsiaSat and our customers agree that satellites offer unique advantages over terrestrial services in the areas of television distribution and telecommunications networks in large and physically scattered regions like the Asia Pacific. Combined with this, AsiaSat has the most robust client base of the highest calibre and a comprehensive range of world-class facilities, back up and customer services.

It is based on these two factors that we remain confident in the long-term future of AsiaSat.

In the short term, however, we continue to see increasing competition, price pressure and little evidence of improvement among regional operators that would enable the Group to expect improved results in 2005.

DIRECTORS AND STAFF

As I embark upon my rotational term as Chairman for the next two years, commencing on 1st January, 2005, I want to thank the former Chairman, Mr. MI Zeng Xin, for his lead in steering the Company through the difficulties of the past two years and his contribution to the Group. I also want to thank the former Directors, Messrs. LI Tong Zhou and JYrgen SCHULTE, who retired during the year, for their contribution to the Company and wish them a happy retirement. I also wish to welcome the new Directors, Messrs. KO Fai Wong and Mark RIGOLLE to the Board.

Finally, I want to thank Management and Staff for maintaining AsiaSat's outstanding operating standards and for their enduring enthusiasm and determination to ensure that AsiaSat remains a highly respected, world-class player and the unquestioned market leader in the Asia-Pacific region.

ROMAIN BAUSCH
CHAIRMAN

Hong Kong, 17th March, 2005


--------------------------------------------------------------------------------
CORPORATE GOVERNANCE

The Company has complied throughout the year of 2004 with the Code of Best Practice, as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Audit Committee has reviewed the Group's annual results for the year ended 31st December, 2004.

PURCHASE, SALE OR REDEMPTION OF SHARES
During the year ended 31st December, 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's shares.

CLOSURE OF REGISTERS OF MEMBERS
The principal and branch registers of members will be closed from Friday, 6th May, 2005 to Friday, 13th May, 2005 both days inclusive. To rank for final dividend payable on 18th May, 2005, all transfers should be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investors Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:00 p.m. on Thursday, 5th May, 2005.

PUBLICATION OF THE FINANCIAL RESULTS AND ANNUAL REPORT
This results announcement is published on the Company's website at www.asiasat.com and the website of The Stock of Exchange of Hong Kong Limited. The Annual Report and Notice of AGM will be dispatched to shareholders of the Company on or about 27th April, 2005 and will be available at the Company's website at the same time.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE
All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be subsequently published on the Stock Exchange's website in due course.

BOARD OF DIRECTORS
As at the date of this announcement, the Board comprises the following directors:

EXECUTIVE DIRECTORS:

Mr. Peter JACKSON (CHIEF EXECUTIVE OFFICER)
Mr. William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)

NON-EXECUTIVE DIRECTORS:

Mr. Romain BAUSCH (CHAIRMAN)                   Mr. MI Zeng Xin (Deputy Chairman)
Mr. Robert BEDNAREK                            Mr. DING Yu Cheng
Mr. KO Fai Wong                                Mr. JU Wei Min
Mr. Mark RIGOLLE

INDEPENDENT NON-EXECUTIVE DIRECTORS:

Professor Edward CHEN                          Mr. R. Donald FULLERTON
Mr. Robert SZE

--------------------------------------------------------------------------------
2004 AUDITED RESULTS
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER, 2004


                                                                2004      2003
                                                  NOTES       HK$'000   HK$'000

Turnover                                            1       1,004,982   896,233
Cost of services                                             (420,490) (313,265)
                                                            ---------   -------
                                                              584,492   582,968
Other operating income                                            169       848
Interest income                                                21,813     4,945
Administrative expenses                                      (102,477)  (56,125)
                                                            ---------   -------
Profit from operations                              2         503,997   532,636
Finance costs                                                      (1)   (3,029)
Share of results of associates
   (including goodwill amortisation of
    HK$220,000; 2003: HK$6,500,000)                           (12,380)  (15,625)
Impairment loss recognised in respect
    of goodwill of associates                                      --    (1,896)
                                                            ---------   -------
Profit before taxation                                        491,616   512,086
Taxation                                            3         (60,536)  (87,598)
                                                            ---------   -------

                                                                2004      2003
                                                  NOTES       HK$'000   HK$'000

Profit after taxation                                         431,080   424,488
Minority interests                                                136        --
                                                            ---------   -------
Profit attributable to shareholders                           431,216   424,488
                                                            =========   =======

Basic and diluted earnings per share                4         HK$1.10   HK$1.09
                                                            =========   =======


CONSOLIDATED BALANCE SHEET
AT 31ST DECEMBER, 2004
                                                               2004       2003
                                                             HK$'000    HK$'000

NON-CURRENT ASSETS

Property, plant and equipment                              2,919,249  3,165,399
Unbilled receivable                                          175,267    181,625
Interests in associates                                       13,397         --
Loan receivable from an associate                                 --      3,769
Amount paid to tax authority                                  67,023     24,487
Deferred tax assets                                               --         76
                                                           ---------    -------
                                                           3,174,936  3,375,356
                                                           ---------    -------
CURRENT ASSETS

Inventories                                                      416         --
Trade and other receivables                                  132,408    119,017
Loan receivable from an associate                              5,070      3,510
Other loan receivable                                          2,062         --
Bank balances and cash                                     1,234,355    659,337
                                                           ---------    -------
                                                           1,374,311    781,864
                                                           ---------    -------
CURRENT LIABILITIES

Construction payable                                           4,989     10,854
Other payables and accrued expenses                           65,322     18,829
Deferred revenue                                             175,043    156,448
Taxation payable                                             105,717     65,684
Dividend payable                                                 121        121
                                                           ---------    -------
                                                             351,192    251,936
                                                           ---------    -------

                                                               2004       2003
                                                             HK$'000    HK$'000

NET CURRENT ASSETS                                         1,023,119    529,928
                                                           ---------    -------
TOTAL ASSETS LESS CURRENT LIABILITIES                      4,198,055  3,905,284
                                                           =========  =========

FINANCED BY:

Share capital                                                 39,027     39,027
Reserves                                                   3,835,570  3,529,239
Shareholders' fund                                         3,874,597  3,568,266
MINORITY INTERESTS                                             6,356        492

NON-CURRENT LIABILITIES

Deferred tax liabilities                                     205,258    213,598
Deferred revenue                                             111,844    122,928
                                                           ---------    -------
                                                             317,102    336,526
                                                           ---------    -------
                                                           4,198,055  3,905,284
                                                           =========  =========

NOTES:

1.    TURNOVER AND SEGMENT INFORMATION

      The Group's primary reporting format for segment reporting purposes under SSAP 26 "Segment Reporting" is the geographical basis. For the purpose of classification, the country where the customer is incorporated is deemed to be the source of turnover. However, the Group's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of assets and liabilities has been presented.

      Turnover:

      The Group's turnover is analysed as follows:


                                                               2004       2003
                                                             HK$'000    HK$'000
      Income from provision of satellite transponder
         capacity                                            982,464    880,375
      Sales of satellite transponder capacity                 20,518     15,858
      Other revenue                                            2,000         --
                                                           ---------    -------
                                                           1,004,982    896,233
                                                           =========    =======

      The geographical segments of the operations of the Group are as follows:

      The following table provides an analysis of the Group's sales and results by geographical markets:

      YEAR ENDED 31ST DECEMBER, 2004

                                                GREATER
                                                  CHINA,      UNITED     BRITISH
                                              INCLUDING    STATES OF      UNITED    VIRGIN
                                 HONG KONG       TAIWAN      AMERICA     KINGDOM   ISLANDS   OTHERS  CONSOLIDATED
                                   HK$'000      HK$'000      HK$'000     HK$'000   HK$'000   HK$'000      HK$'000
      TURNOVER
      External sales               323,133      197,936       183,750     46,073    40,897   213,193    1,004,982
                                   -------      -------       -------     ------    ------   -------    ---------

      RESULT
      Segment result               154,983       94,935        88,131     22,098    19,615   102,253      482,015
                                   -------       ------        ------     ------    ------   -------

      Other operating income                                                                                  169
      Interest income                                                                                      21,813
                                                                                                           ------
      Profit from operations                                                                              503,997
      Finance costs                                                                                            (1)
      Share of results of associates                                                                      (12,380)
                                                                                                          -------
      Profit before taxation                                                                              491,616
      Taxation                                                                                            (60,536)
                                                                                                          -------

                                                GREATER
                                                  CHINA,      UNITED     BRITISH
                                              INCLUDING    STATES OF      UNITED    VIRGIN
                                 HONG KONG       TAIWAN      AMERICA     KINGDOM   ISLANDS   OTHERS  CONSOLIDATED
                                   HK$'000      HK$'000      HK$'000     HK$'000   HK$'000   HK$'000      HK$'000
      Profit after taxation                                                                               431,080
      Minority interests                                                                                      136
                                                                                                              ---
      Profit attributable to shareholders                                                                 431,216
                                                                                                          =======

                                                GREATER
                                                  CHINA,      UNITED     BRITISH
                                              INCLUDING    STATES OF      UNITED    VIRGIN
                                 HONG KONG       TAIWAN      AMERICA     KINGDOM   ISLANDS   OTHERS  CONSOLIDATED
                                   HK$'000      HK$'000      HK$'000     HK$'000   HK$'000   HK$'000      HK$'000
      Capital additions              9,816       17,395        5,580       1,399     1,242    6,4724        1,904
      Depreciation of property,
         plant and equipment        92,590       56,716       52,651      13,202    11,719   61,0872       87,965
      Allowance for bad and
         doubtful debts              5,343        4,300        3,038         762       676     3,571       17,690

      Year ended 31st December, 2003

                                                GREATER
                                                  CHINA,      UNITED     BRITISH
                                              INCLUDING    STATES OF      UNITED    VIRGIN
                                 HONG KONG       TAIWAN      AMERICA     KINGDOM   ISLANDS   OTHERS  CONSOLIDATED
                                   HK$'000      HK$'000      HK$'000     HK$'000   HK$'000   HK$'000      HK$'000

      TURNOVER
      External sales               323,187      212,847       71,164      23,930    40,351   224,754      896,233
                                   -------      -------       ------      ------    ------   -------      -------

      RESULT
      Segment result               189,983      125,120       41,833      14,067    23,720   132,120      526,843
                                   -------      -------       ------      ------    ------   -------

      Other operating income                                                                                  848
      Interest income                                                                                       4,945
                                                                                                            -----
      Profit from operations                                                                              532,636
      Finance costs                                                                                        (3,029)
      Share of results of associates                                                                      (15,625)
      Impairment loss recognised in
         respect of goodwill of associates                                                                 (1,896)
                                                                                                           ------
      Profit before taxation                                                                              512,086
      Taxation                                                                                            (87,598)
                                                                                                          -------
      Profit attributable to shareholders                                                                 424,488
                                                                                                          =======

       OTHER INFORMATION
                                                GREATER
                                                  CHINA,      UNITED     BRITISH
                                              INCLUDING    STATES OF      UNITED    VIRGIN
                                 HONG KONG       TAIWAN      AMERICA     KINGDOM   ISLANDS   OTHERS  CONSOLIDATED
                                   HK$'000      HK$'000      HK$'000     HK$'000   HK$'000   HK$'000      HK$'000
      Capital additions             56,013       36,890       12,334       4,147     6,993    38,954      155,331
      Depreciation of property,
         plant and equipment        80,154       52,789       17,650       5,935    10,008    55,741      222,277
      Write-back of allowance for
         bad and doubtful debts     (2,264)      (1,491)        (499)       (168)     (283)   (1,574)      (6,279)

2.    PROFIT FROM OPERATIONS

                                                               2004       2003
                                                             HK$'000    HK$'000
      Profit from operations is stated after charging and crediting the following:

      Charging:

      Salary and other benefits, including directors'
        remuneration                                          71,071     55,214
      Contributions to retirement benefits schemes             4,356      4,011
                                                             -------    -------
      Total staff costs                                       75,427     59,225
                                                             -------    -------
      Auditors' remuneration                                     697        679
      Allowance for bad and doubtful debts                    17,690         --
      Depreciation of property, plant and equipment          287,965    222,277
      Operating leases - premises                              5,380      5,965
      Net exchange loss                                          288        672

      Crediting:

      Write-back of allowance for bad and doubtful debts          --      6,279
      Gain on disposal of property, plant and equipment
        other than transponders                                  169         76
                                                             =======    =======

3.    TAXATION

                                                               2004       2003
                                                             HK$'000    HK$'000

      The charge comprises:

      Current taxation:

      Hong Kong Profits Tax                                   49,574     38,516
      Overseas taxation                                       19,226     21,509
                                                             -------    -------
                                                              68,800     60,025
                                                             -------    -------
      Deferred taxation:

      Current year                                            (8,264)    10,140
      Attributable to an increase in tax rate in Hong Kong        --     17,433
                                                             -------    -------
                                                              (8,264)    27,573
                                                             -------    -------
                                                              60,536     87,598
                                                             =======    =======

      A significant portion of the Group's profit is treated as earned outside of Hong Kong and is not subject to Hong Kong Profits Tax. Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for both years.

      Overseas tax, including the Foreign Enterprises Income Tax in the People's Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain of the overseas jurisdictions.

      The Group currently has a tax case in dispute with the Indian tax authorities.

4.    EARNINGS PER SHARE

      The calculations of basic and diluted earnings per share are based on the profit attributable to shareholders for the year of HK$431,216,000 (2003:
      HK$424,488,000) and on 390,265,500 (2003: 390,265,500) shares in issue during the year.

      No diluted earnings per share was presented for either 2004 or 2003 as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

5.    DIVIDENDS
                                                                THE COMPANY
                                                               2004       2003
                                                             HK$'000    HK$'000

      Interim, paid - HK$0.08 per share (2003: HK$0.08)       31,221     31,221
      Final, proposed - HK$0.27 per share (2003: HK$0.24)    105,372     93,664
                                                             -------     ------
                                                             136,593    124,885
                                                             =======    =======

      The final dividend of HK$0.27 per share has been proposed by the Directors at a meeting held on 17th March, 2005 and is subject to approval by the shareholders in the Annual General Meeting.